                                                                                                                                                                             Exhibit 25.1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

____________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

______________________________

DEUTSCHE BANK TRUST COMPANY AMERICAS

(formerly BANKERS TRUST COMPANY)

(Exact name of trustee as specified in its charter)

NEW YORK

13-4941247

(Jurisdiction of Incorporation or

(I.R.S. Employer

organization if not a U.S. national bank)

Identification no.)

60 WALL STREET

NEW YORK, NEW YORK

10005

(Address of principal

(Zip Code)

executive offices)

Deutsche Bank Trust Company Americas

Attention: Will Christoph

Legal Department

1301 6th Avenue, 8th Floor

New York, New York  10019

(212) 469-0378

(Name, address and telephone number of agent for service)

______________________________________________________

Saxon Asset Securities Trust 2005-1

(Exact name of Registrant as specified in its charter)

Delaware

Applied For

(State or other jurisdiction of

(IRS Employer Identification No.)

incorporation or organization)

c/o Wilmington Trust Company

Rodney Square North

1100 North Market Street

Wilmington, Delaware  19890

(302) 636-6104

(Address, including zip code and telephone number, including area code, of  registrant's principal executive offices)

Mortgage Loan Asset Backed Notes, Series 2005-1

(Title of the Indenture securities)

Item   1.

General Information.

Furnish the following information as to the trustee.

                            (a)

Name and address of each examining or supervising authority to which it is subject.

Name

Address

Federal Reserve Bank (2nd District)

New York, NY

Federal Deposit Insurance Corporation

Washington, D.C.

New York State Banking Department

Albany, NY

(b)

Whether it is authorized to exercise corporate trust powers.

Yes.

Item   2.

Affiliations with Obligor.

If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Item 3. -15.

Not Applicable

Item  16.

List of Exhibits.

                        Exhibit 1 -

Restated Organization Certificate of Bankers Trust Company dated August 6, 1998,

Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998,

Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998,

and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002, copies attached.

                         Exhibit 2 -

Certificate of Good Standing from the State of New York, Banking Department dated November 16, 2005.

                         Exhibit 3 -

Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002.  Copy attached.

                        Exhibit 4 -

Not  applicable.

                       Exhibit 5 -

Consent of Deutsche Bank Trust Company Americas  required by Section 321(b) of the Act.

                       Exhibit 6 -

The latest report of condition of Deutsche Bank Trust Company Americas dated as of September 30, 2004.

                       Exhibit 7 -

Not applicable.

.

                       Exhibit 8 -

Not Applicable.

                       Exhibit 9 -

Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Santa Ana, and State of California, on this 13th day of January 2005.

DEUTSCHE BANK TRUST COMPANY AMERICAS

         /s/ Ronaldo Reyes

By:

Ronaldo Reyes

Assistant Vice President